Filed pursuant to Rule 424(b)(3) and Rule 424(c)
                                                     Registration No. 333-120153


PROSPECTUS SUPPLEMENT NO. 4
(TO PROSPECTUS DATED DECEMBER 15, 2004)

                               YM BIOSCIENCES INC.

                        12,575,218 Shares of Common Stock

This Prospectus Supplement No. 4 supplements the prospectus dated December 15, 2004 related to the offering of up to 12,575,218 shares of YM BioSciences Inc. (the "Corporation") common stock, which may be offered from time to time by certain Selling Shareholders, to include Reconciliation with United States Generally Accepted Accounting Principles to the consolidated financial statements for YM BioSciences Inc. for the six months ended December 31, 2004 and 2003 which consolidated financial statements were originally included in Prospectus Supplement No. 2 dated February 11, 2005.

This prospectus supplement should be read in conjunction with the prospectus dated December 15, 2004, as previously supplemented, which is to be delivered with this prospectus supplement. You should rely only on the information contained in this prospectus supplement or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate as of the date of this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AS PREVIOUSLY SUPPLEMENTED, IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           __________________________

                                 March 28, 2005

                           FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk Factors" in the prospectus, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained in this prospectus, and such statements are expressly qualified by this cautionary statement. See "Risk Factors" in the prospectus.

   Reconciliation with United States Generally Accepted Accounting Principles
               For the six months ended December 31, 2004 and 2003

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted
Accounting Principles for the six months ended
December 31, 2004 and 2003 (unaudited)                            March 24, 2005
================================================================================

Canadian and United States accounting policy differences:

Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited)

The interim consolidated financial statements of the Company as at December 31, 2004 and for six months ended December 31, 2004 and 2003 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") for interim financial reporting. Such principles differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to note 9 - Canada and the United States accounting policy differences - of the Company's consolidated financial statements as at June 30, 2004 and 2003 and for each of the years ended June 30, 2004 and 2003.

The financial information presented in the interim consolidated financial statements presented in accordance with Canadian GAAP and in this reconciliation with the U.S. GAAP for the six months ended December 31, 2004 and 2003 is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

(a)   Development-stage enterprise:

      U.S. GAAP requires additional disclosures for development-stage enterprises of certain cumulative amounts from the enterprise's inception be presented. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit accumulated during the development stage and cash flows under Canadian GAAP.

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

(b)   Statement of income (loss) and comprehensive income (loss):

      The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with U.S. GAAP.

=======================================================================================
                                               Six months ended             Year ended
                                                  December 31,               June 30,
                                             2004             2003             2004
---------------------------------------------------------------------------------------
                                                  (Unaudited)             (As restated)
Loss for the period based on
  Canadian GAAP                          $ (5,098,863)   $ (2,111,240)   $ (7,691,898)
Unrealized gain (loss) on marketable
  securities (i)                               (3,015)        647,393          49,776
Reversal of stock compensation (ii)           342,747         146,154         480,524
---------------------------------------------------------------------------------------
Loss for the period and comprehensive
  loss based on U.S. GAAP                  (4,759,131)     (1,317,693)     (7,161,598)
=======================================================================================
Basic and diluted loss per share (iii)   $      (0.15)   $      (0.08)   $      (0.34)
=======================================================================================
Weighted average number of common
  shares outstanding                       31,906,888      17,430,393      21,353,479
=======================================================================================

(i) Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under U.S. GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. Accordingly, under U.S. GAAP the value of the investments would be decreased by $3,015 (2003 - increased by $647,393) for the six months ended December 31, 2004.

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

(ii) Under Canadian GAAP, the Company has applied the fair value based method of accounting for stock options granted to employees for options granted on or after July 1, 2002 retroactively, and has restated amounts previously reported. Under U.S. GAAP, the Company continues to apply the intrinsic value method in accordance with APB 25 and, accordingly, stock compensation expense for employee awards recorded for Canadian GAAP purposes of $342,747, $146,154 and $480,524 for the six months ended December 31, 2004, 2003 and the year ended June 30, 2004, respectively, has been reversed for U.S. GAAP purposes.

(iii) Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

(c) Common shares and consolidated statement of changes in shareholders' equity:

      ==========================================================================================
                                                                 Number of
                                                                   shares              Amount
      ------------------------------------------------------------------------------------------
      Common shares:

      Issued on incorporation, August 17, 1994                            7      $             1
      Issued to founding shareholders during fiscal 1996          4,204,250              224,457
      Issued on private placement, August 1996                      125,009               10,000
      Issued on exercise of special warrants, June 1997           4,484,613           13,167,901
      Issued on private placement, August 1997                      272,250            1,139,366
      Issued on private placement, March/April 2000               3,813,840           15,366,701
      Issued on exercise of stock options, May 2000                  23,125               75,156
      Issued pursuant to licensing agreement, November 2000          50,000              450,000
      ------------------------------------------------------------------------------------------
      Balance, June 30, 2001                                     12,973,094           30,433,582
      Issued pursuant to a licensing agreement                       25,000              225,000
      ------------------------------------------------------------------------------------------
      Balance, June 30, 2002                                     12,998,094           30,658,582
      Conversion of preferred shares, June 12, 2003               4,462,800           14,080,858
      Shares purchased for cancellation                             (19,000)             (10,336)
      ------------------------------------------------------------------------------------------
      Balance, June 30, 2003                                     17,441,894           44,729,104
      Shares repurchased for cancellation                          (169,900)             (73,675)
      Issued on the exercise of special warrants,
        February 2004                                            10,895,658           13,321,181
      Issued on exercise of stock options                            23,000               44,375
      Issued on exercise of warrants                                118,939              320,929
      Issued on exercise of compensation options                    375,000            1,500,000
      ------------------------------------------------------------------------------------------
      Balance, June 30, 2004                                     28,684,591           59,841,914
      Shares repurchased for cancellation                          (300,500)            (206,577)
      Issued on bought deal financing                             6,601,588           17,390,826
      Issued on stock options                                        52,610               91,067
      ------------------------------------------------------------------------------------------
      Balance, December 31, 2004                                 35,038,289      $    77,117,230
      ==========================================================================================

      U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each period a statement of income is presented. Shareholders' equity under U.S. GAAP is as follows:

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

==================================================================================================
                                              Deficit
                                            accumulated                    Accumulated
                               Warrants      during the                       other
                              and share     development       Contributed  comprehensive
                               capital          stage            surplus      income       Total
--------------------------------------------------------------------------------------------------
Balance at June 30, 2003     $ 44,729,104    $(36,411,810)   $      9,965   $    --   $  8,327,259
Shares repurchased
  for cancellation                 (2,005)         (3,115)             --        --         (5,120)
Loss for the period                    --        (623,887)             --        --       (623,887)
--------------------------------------------------------------------------------------------------
Balance at
  September 30, 2003           44,727,099     (37,038,812)          9,965        --      7,698,252
Special warrants issue         17,047,001              --              --        --     17,047,001
Shares repurchased for
  cancellation                    (71,670)       (153,589)             --        --       (225,259)
Stock-based compensation               --              --           3,600        --          3,600
Loss for the period                    --        (693,806)             --        --       (693,806)
--------------------------------------------------------------------------------------------------
Balance at December 31,
  2003                         61,702,430     (37,886,207)         13,565        --     23,829,788
Issued on stock options            27,125              --              --        --         27,125
Loss for the period                    --      (2,704,849)             --        --     (2,704,849)
--------------------------------------------------------------------------------------------------
Balance at March 31, 2004      61,729,555     (40,591,056)         13,565        --     21,152,064
Issued on stock options            17,250              --              --        --         17,250
Issued on warrants                222,348              --              --        --        222,348
Issued on compensation          1,500,000              --              --        --      1,500,000
Stock-based compensation               --              --          16,251        --         16,251
Loss for the period                    --      (3,139,055)             --        --     (3,139,055)
--------------------------------------------------------------------------------------------------
Balance at June 30, 2004       63,469,153     (43,730,111)         29,816        --     19,768,858
Issued on the exercise
  of options                       47,417              --              --        --         47,417
Bought deal                    18,972,307              --              --        --     18,972,307
Stock based compensation               --              --           3,408        --          3,408
Loss for the period                    --      (2,106,476)             --        --     (2,106,476)
--------------------------------------------------------------------------------------------------
Balance at
  September 30, 2004           82,488,877     (45,836,587)         33,224        --     36,685,514
Issued on the exercise
  of options                       43,650              --              --        --         43,650
Shares purchased for
  cancellation                   (206,577)       (573,332)             --        --       (779,909)
Loss for the period                    --      (2,652,655)             --        --     (2,652,655)
--------------------------------------------------------------------------------------------------
Total shareholders' equity
  under U.S. GAAP at
  December 31, 2004            82,325,950     (49,062,574)         33,224        --     33,296,600
Unrealized gain on
  marketable securities                --         (46,762)             --        --        (46,762)
Stock compensation
  expense                              --        (882,126)        882,126        --             --
--------------------------------------------------------------------------------------------------
Total shareholders'
  equity under Canadian
  GAAP at December 31,
  2004                       $ 82,325,950    $(49,991,462)   $    915,350   $    --   $ 33,249,838
==================================================================================================

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

      U.S. GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the financial statements been prepared in accordance with U.S. GAAP, except as disclosed for loss for the period under U.S. GAAP.

(d)   Investment in joint ventures:

      The Company's investments in joint ventures have been accounted for under Canadian GAAP using the proportionate consolidation method. Under U.S. GAAP, in accordance with FASB Interpretation No.46 (Revised), Consolidation of Variable Interest Entities ("FIN 46R"), the Company determined that each of its investments in joint ventures is a VIE and the Company is the primary beneficiary since inception of the entities. As set out in note 1(a), under Canadian GAAP, the Company proportionately consolidates the joint ventures and makes provision for any advances to the joint ventures that do not eliminate on consolidation such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial condition or results of operations as a result of the Company retroactively adopting FIN 46R at March 31, 2004.

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

(e)   Pro forma stock option disclosure:

      The following table outlines the pro forma impact of options granted where the compensation cost has not been measured at fair value under U.S. GAAP and expensed over the service period. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995:

      =========================================================================
                                                           Six months ended
                                                             December 31,
                                                         2004            2003
      -------------------------------------------------------------------------
                                                             (Unaudited)

      Options granted                                      35,000       748,120
      =========================================================================
      Weighted average fair value of options granted  $      1.66   $      1.08
      =========================================================================
      Loss for the period as reported                 $(4,759,131)  $(1,317,693)
      =========================================================================
      Pro forma loss for the period                   $(5,110,356)  $(1,587,084)
      =========================================================================
      Pro forma basic and diluted loss per share      $     (0.16)  $     (0.09)
      =========================================================================

      The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions for grants made during the period from July 1, 1995 to December 31, 2004 for options included in the above calculation:

      ==========================================================================
      Risk-free interest rate                                      3.01% - 5.81%
      Volatility factor                                               50% - 120%
      Expected life of options                                      1 - 10 years
      Vesting period (months)                           Immediately to 40 months
      ==========================================================================

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

(f)   Investment tax credits:

      Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the period as a result of this GAAP difference. Investment tax credits earned are as follows:

      ==========================================================================
                                          Year ended         From inception on
      Six months ended December 31,        June 30,         August 17, 1994 to
       2004                 2003             2004           December 31, 2004
      --------------------------------------------------------------------------
             (Unaudited)

      $   --         $    195,534       $    397,825        $    1,761,722
      ==========================================================================

(g)   Income taxes:

      Canadian GAAP requires that future income taxes are calculated using enacted income tax rates, or where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/U.S. GAAP loss differences.

      The future tax assets and related valuation allowances as would have been calculated using U.S. GAAP are approximately $5,870,000 and $5,698,000, respectively, for the six months ended December 31, 2004 and the for the year ended June 30, 2004.

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

(h)   Recent accounting pronouncements:

      Consolidation of variable interest entities:

      In June 2003, The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). The Guideline is harmorized with FASB Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46") and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as VIEs and more commonly referred to as special purpose entities), in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIEs' expected losses and/or expected residual returns. AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004.

      In December 2003, FIN 46R, superseded FIN 46 and is effective for the end of the first reporting period ending on or after March 15, 2004.

      The Company adopted FIN 46R for U.S. GAAP purposes retroactively since the date of inception of the joint ventures. Upon adoption of the standard, the Company has determined that each of its investments in joint ventures should be consolidated from the date when the Company first become involved with the entities.

YM BIOSCIENCES INC.
Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2004 and 2003 (unaudited) (continued)
================================================================================

Canadian and United States accounting policy differences (continued):

(i)   New accounting pronouncement:

      Stock-based compensation:

      In December 2004, the FASB issued Statement No. 123(R), Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS 123(R)"), an amendment to FASB SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide alternative methods of transition for the change for the fair value method of accounting for stock-based employee compensation. SFAS 123(R) is effective for the Company beginning July 1, 2005 and may be adopted using the modified prospective application to new awards and to awards modified, repurchased or cancelled after the required effective date. The cumulative effect of compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered based on the grant date fair value of these awards presented as pro forma disclosures. The Company has not fully assessed the effect this new accounting standard will have on its financial position or consolidated results of operations. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.